RNS Number:9616G
GoldmanSachs International
3 February 2003


EMM DISCLOSURE
                                                             FORM 38.5 (SUMMARY)


Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM

Goldman Sachs International



Date of disclosure

3 February 2003